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www.dechert.com
_________________________________________

Stuart Strauss
Partner

stuart.strauss@dechert.com
+1 212 698 3529  Direct
+1 212 698 0452 Fax

January 2, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:       The Saratoga Advantage Trust

Securities Act File No. 033-79708

Investment Company Act File No. 811-08542

Post-Effective Amendment No. 100

Dear Sir or Madam:

On behalf of The Saratoga Advantage Trust, a Delaware business trust (the “Trust”), attached herewith for filing is the above-referenced Post-Effective Amendment No. 100 (the “Amendment”) to the Trust’s Registration Statement pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 102 pursuant to the Investment Company Act of 1940, as amended, on Form N-1A.

This filing is to add the James Alpha Momentum Portfolio, a newly created series, to the Trust and should have no effect on the existing series of the Trust. No fees are required in connection with this filing.

Should you have any questions regarding the Amendment or the foregoing matters, please do not hesitate to contact Stuart M. Strauss at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss

Stuart M. Strauss